DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02013030

January 22, 2002 P.E 12-10-01
1-09924

Act 1934
Section
Rule 14A-8
Public Availability 1-22-2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 10, 2001

Dear Mr. Ross:

This is in response to your letters dated December 10, 2001 and January 7, 2002 concerning the shareholder proposal submitted to Citigroup by Richard A. Dee. We also have received a letter from the proponent dated December 19, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

January 7, 2002

RECEIVED
02 JAN -9 AM 11: 34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Stockholder Proposal to Citigroup Inc. ("Citigroup") of Mr. Richard A. Dee

Dear Sir or Madam:

This letter supplements Citigroup's Statement of Intent to Omit the Stockholder Proposal of Mr. Richard A. Dee, dated December 10, 2001. Citigroup's letter was based on Mr. Dee's failure to provide proof of ownership of Citigroup stock in a timely manner. By facsimile to the Securities and Exchange Commission ("Commission") on December 19, 2001, Mr. Dee responded to Citigroup's submission, a copy of which was faxed to Citigroup on December 27, 2001.

Citigroup sent the notice of deficiency to Mr. Dee's home via Fedex within 14 days of receipt of his proposal, in accordance with the rules set forth by the Commission. This notice was delivered on October 12. Citigroup acknowledges Mr. Dee's phone call on October 24, in which he explained that he had been away on the date of delivery and had just returned to his home. This phone call was made two days before the proof of ownership information was due based on a delivery date of October 12. There was no indication by Citigroup during that conversation that the Company would waive the prescribed time limits. Indeed, the Company encouraged the Proponent to arrange for his broker to fax the proof of ownership as soon as possible. It is Citigroup's opinion that the failure to provide proof of ownership on or before the deadline of October 26 did not cure the deficiency in a timely manner.

Citigroup will be filing its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2001. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant Secretary

cc: Mr. Richard A. Dee

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

December 10, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Richard A. Dee**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the person listed above for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(f) promulgated under the Act.

Rule 14a-8(f) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement and form of proxy if it has notified a proponent of any procedural or eligibility deficiencies with the proposal within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies within 14 days of receipt of the company's notification.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 559 9788 or Shelley J. Dropkin at 212 793 7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: Richard A. Dee

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by Richard A. Dee (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal urges the Company to adopt a resolution requiring "that two candidates be nominated for each directorship to be filled by the voting of stockholders at annual meetings."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(f) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, which provides that a company may exclude a proposal for certain procedural or eligibility deficiencies.

THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPONENT FAILED TO PROVIDE PROOF OF OWNERSHIP WITHIN 14 DAYS OF RECEIPT OF THE COMPANY'S NOTICE REQUESTING SUCH PROOF

Under Rule 14a-8(f), a proposal may be excluded if a proponent has not cured any procedural or eligibility deficiencies within 14 days after receipt of the company's notification of such deficiencies; provided the company's notice of such deficiencies was sent to the proponent within 14 days after receipt of the proposal. The Proponent submitted his Proposal, dated October 5, 2001, with a representation that he owned 720 shares of Citigroup's common stock in street name and noted he could "furnish proof of ownership and duration if requested." Citigroup, within two weeks of receipt of the Proposal (October 11, 2001), requested such proof of ownership from the Proponent specifying the documents that would satisfy the requirement and indicating that the deadline for providing such information was 14 days from receipt of the notice. The notice was delivered by Federal Express on October 12, 2001 making the deadline October 26, 2001. On October 24, 2001, the Proponent contacted Citigroup and requested special dispensation as he had not yet sent proof of ownership. Citigroup indicated that it would accept a fax of Proponent's proof of ownership. Citigroup did not receive proof of ownership by fax or otherwise by the deadline of October 26, 2001. On November 7, 2001, Citigroup received a letter dated November 5, 2001 offering proof of ownership. Copies of all correspondence are attached as Exhibit B.

The Staff of the Division of Corporate Finance of the Securities and Exchange Commission has consistently declined to recommend enforcement action against companies that omitted proposals based on the proponents' failure to comply with the eligibility requirements of Rule 14a-8(f). See, e.g., The Walt Disney Company (Oct. 29, 1998) (failure to respond in a timely manner to request for proof of ownership).

Since the Proponent did not, following a timely notice of deficiency from Citigroup, provide proof of ownership to Citigroup within the 14 day period specified by Rule 14a-8(f), Citigroup intends to exclude the Proposal under Rule 14a-8(f).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the Proponent did not provide proof of ownership to Citigroup on a timely basis following a timely request therefor from Citigroup; therefore the Proposal may be omitted pursuant to Rule 14a-8(f).

EXHIBIT A

RICHARD A. DEE **Page 1 of 2**
Stockholder Proposal – 2002 Proxy Statement
CITIGROUP INC.
Submitted October 5, 2001

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements – stockholders merely 'ratify' or approve director selections – just as they ratify the board's selection of independent auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate – and it is misleading. **With no choice of candidates, there is no election**.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance – which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Citigroup stockholders with a choice of director candidates – an opportunity to vote for those whose qualifications and views they favor. And its approval will provide stockholders with 'duly elected' representatives.

'In a democracy, those who govern are duly elected by those whom they represent – and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, many of whom divide their time between many companies, take office unopposed – and answer only to fellow directors.

"It is hereby requested that the Board of Directors promptly adopt a resolution requiring that two candidates be nominated for each directorship to be filled by the voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled – and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors – there will be no practical means for stockholders to bring about director turnover – until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of present and former chairs and CEO's to include younger executives, including more women, whose backgrounds well qualify them to represent the stockholders of particular companies.

RICHARD A. DEE
Stockholder Proposal – 2002 Proxy Statement
CITIGROUP INC.
Submitted October 5, 2001

"Although director nominees would continue to be selected by incumbents, approval of this proposal will enable Citigroup stockholders to replace any or all directors if they become dissatisfied with them – or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Citigroup stockholders from directors that have been democratically-elected, and who are willing to have their respective qualifications and views considered carefully by stockholders, far outweigh arguments raised by those accustomed to being "selected" – and those determined to maintain their absolute power over the Corporate Governance process.

"**Please vote FOR this proposal.**"

* * * *

EXHIBIT B

RICHARD A. DEE

By Fax To (212) 793-9700

October 5, 2001

Charles O. Prince, III
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, N.Y. 10043

Re: Stockholder Proposal – Citigroup Inc. 2002 Proxy Statement

Dear Mr. Prince:

Enclosed please find my Stockholder Proposal to be included in the Citigroup Inc. Proxy Statement for the 2002 Annual Meeting of Shareholders.

The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement – the order, the paragraphing, the type characteristics (i.e., use of bold) and underlines.

I own 720 shares of Citigroup Inc. common stock, which are now held in street name. I have owned qualifying shares continuously for many years, and will continue to own qualifying shares through the date on which the Annual Meeting will be held. I can furnish proof of ownership and duration if requested.

On April 18, 1995, at the Annual Meeting of Citicorp stockholders, I sponsored an almost identical proposal which was printed in the 1995 Proxy Statement. About 6% of the shares that were voted on the proposal were voted in favor of its approval.

Please acknowledge receipt of my 2002 Proposal, by fax, at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosure (2-page Stockholder Proposal)

115 East 89th Street New York, N.Y. 10128 (212) 831-3191 FAX (212) 831-0102

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

October 10, 2001

Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

Dear Mr. Dee:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2002. Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

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Tel. 212-422-4400
Fax 212-425-8197
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November 5, 2001

Shelley J. Dropkin, Esq
Assistant Secretary
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc. Shares owned by Richard A Dee

Dear Ms. Dropkin

Our client, Richard A. Dee, has requested that we verify to Citigroup Inc. his shareholding in the company.

Mr. Dee deposited with us 720 shares of Citigroup Inc., registered in his name, on May 23,2001. The shares have been held continuously in his account since that date.

Very Truly Yours,

Frank Somma

RICHARD A. DEE

By Fax to (202) 942-9525

December 19, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C 20549

Re: 2002 Stockholder Proposal - Citigroup Inc.

Dear Sir or Madam:

I have Citigroup's letter to you dated December 10, 2001, requesting that the Commission issue a "no-action" letter in connection with the company's intention to omit my stockholder proposal from the its 2002 proxy materials.

The basis upon which Citigroup intends to omit my proposal is its interpretation of Rule 14a-8(f) pertaining to eligibility deficiencies.

Citigroup, in its "Statement of Intent to Omit Stockholder Proposal", claims that it provided me a notice of a deficiency relative to proof of the number of shares owned and duration of ownership. Citigroup sent that notice by Federal Express on October 11, and it was delivered to my building on October 12. The package containing the notice was signed for by someone unknown to me whose name appears to be R. DeVitas. A copy of a FedEx airbill covering the package was provided to the Commission by Citigroup with its letter of December 10, and a copy is enclosed herewith.

On October 12, I was in Manasquan, New Jersey, a fact that is easily proven by MasterCard transactions – I was there from October 11 until October 23, on which date I purchased gasoline for my return trip to New York.

On October 24, I received the deficiency notice from Citigroup, which I believe was being held by my building superintendent, and I immediately informed the company of the fact I had not received the notice until that date – and, therefore, in line with the company's statement "that the deadline for providing such information was 14 days from receipt of notice", I would comply within that period of time. Citigroup seemed agreeable, and I promised to have the information forwarded to the company. Which I did.

On November 5, my broker provided a letter to Citigroup stating the extent of my share ownership, the date on which the shares, registered in my name, were received, and that they were being held in my account. A copy of that letter was provided to the [illegible] Citigroup with its letter of December 10, and a copy is enclosed here

RICHARD A. DEE

By Fax to (202) 942-9525

December 19, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C 20549

Re: 2002 Stockholder Proposal - Citigroup Inc.

Dear Sir or Madam:

I have Citigroup's letter to you dated December 10, 2001, requesting that the Commission issue a "no-action" letter in connection with the company's intention to omit my stockholder proposal from the its 2002 proxy materials.

The basis upon which Citigroup intends to omit my proposal is its interpretation of Rule 14a-8(f) pertaining to eligibility deficiencies.

Citigroup, in its "Statement of Intent to Omit Stockholder Proposal", claims that it provided me a notice of a deficiency relative to proof of the number of shares owned and duration of ownership. Citigroup sent that notice by Federal Express on October 11, and it was delivered to my building on October 12. The package containing the notice was signed for by someone unknown to me whose name appears to be R. DeVitas. A copy of a FedEx airbill covering the package was provided to the Commission by Citigroup with its letter of December 10, and a copy is enclosed herewith.

On October 12, I was in Manasquan, New Jersey, a fact that is easily proven by MasterCard transactions – I was there from October 11 until October 23, on which date I purchased gasoline for my return trip to New York.

On October 24, I received the deficiency notice from Citigroup, which I believe was being held by my building superintendent, and I immediately informed the company of the fact that I had not received the notice until that date – and, therefore, in line with the company's statement "that the deadline for providing such information was 14 days from receipt of the notice", I would comply within that period of time. Citigroup seemed agreeable, and I promised to have the information forwarded to the company. Which I did.

On November 5, my broker provided a letter to Citigroup stating the extent of my share ownership, the date on which the shares, registered in my name, were received, and the fact that they were being held in my account. A copy of that letter was provided to the Commission by Citigroup with its letter of December 10, and a copy is enclosed herewith.

According to Citigroup's method of calculating, 14 days from October 24 was November 6. Therefore, I complied with the requirement by curing the deficiency on a "timely basis" – and Citigroup is not entitled to omit my proposal based on Rule 14a-8(f).

Very truly yours,

Richard A. Dee

Enclosures (2)

115 East 89th Street New York, NY 101028 (212)831-3191 FAX (212)831-0102

FedEx Express USA Airbill FedEx Tracking Number 8266 7962 1658

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1 From
Date 10/11/2001 Sender's FedEx Account Number 1342-7512-5
Sender's Name Shelley Dropkin Phone (212) 793 7396
Company CITIGROUP INC 81530
Address 425 PARK AVE FL 2
City NEW YORK State NY ZIP 10022

2 Your Internal Billing Reference 8255

3 To
Recipient's Name Mr. Richard A. Dee Phone ( )
Company
Address 115 East 89th Street
City New York State NY ZIP 10128

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November 5, 2001

Shelley J. Dropkin, Esq
Assistant Secretary
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc. Shares owned by Richard A Dee

Dear Ms. Dropkin

Our client, Richard A. Dee, has requested that we verify to Citigroup Inc. his shareholding in the company.

Mr. Dee deposited with us 720 shares of Citigroup Inc., registered in his name, on May 23,2001. The shares have been held continuously in his account since that date.

Very Truly Yours,

Frank Somma

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 10, 2001

The proposal requests that the board of directors adopt a resolution requiring the nomination of two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and. in addition to customary background information, include a statement from each candidate as to why he or she should be elected in Citigroup's proxy statement.

We are unable to concur in your view that Citigroup may exclude the proposal under 14a-8(f). Under this rule, in response to a company's request, the proponent must provide, no later than 14 days from the date of receiving the request, documentary support indicating that the proponent satisfied the minimum ownership requirement for the one year period specified by rule 14a-8(b). We note that: (1) the proponent represents that he received this request on October 24, 2001; and (2) the proponent appears to have responded to this request within the 14-day time-frame from that date. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Attorney-Advisor